Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING
London, United Kingdom, 28 May 2010 — Randgold Resources Limited announces that Mr Robert Israel, a non executive director of Randgold Resources, sold 3,000 shares in Randgold Resources on 12 May 2010, at a price of US$90.07.
Mr Israel’s holding in the company is now 38,263 ordinary shares or 0.04% of the current issued share capital.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com